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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Peru Copper Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
715455101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715455101	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Werner Mueller

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		4,166,666

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,166,666

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,166,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC and IN
* Includes 4,166,666 common shares held by Tangent International Limited, a British Virgin Islands company which is controlled by Mr. Mueller.

CUSIP No.	715455101	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Tangent International Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		4,166,666

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,166,666

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,166,666

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 4 of 7 pages
Item 1. (a)	Name of Issuer: Peru Copper Inc.

Item 1. (b)	Address of the Issuer’s Principal Executive Offices:

Suite 1050, 625 Howe Street, Vancouver, BC, Canada V6C 2T6

Item 2. (a)	Name of Filing Persons:

Werner Mueller Tangent International Limited

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

Werner Mueller: Mettlenstrasse 22, CH-8142 Uitikon, Switzerland Tangent International Limited: Akara Building, 24 De Castro Street Wickhams Cay I, Road Town Tortola, B.V.I.

Item 2. (c)	Citizenship:

Werner Mueller Swiss Tangent International Limited British Virgin Islands

Item 2. (d)	Title of Class of Securities: Common Shares

Item 2. (e)	CUSIP Number: 715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Amount beneficially owned: 4,166,666*

For Werner Mueller
(a)	Percent of class: 3.5%

(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,166,666*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,166,666*

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Includes 4,166,666 common shares held by Tangent International Limited, a British Virgin Islands company which is controlled by Mr. Mueller.

Page 5 of 7 pages
For Tangent International Limited
Amount Beneficially owned: 4,166,666

(a)	Percent of class: 3.5%

(b)	Number of shares as to which the person has:
(i)	Sole Power to vote or to direct the vote: 4,166,666

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,166,666

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 7 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2007
Tangent International Limited

By:	/s/ Werner Mueller	By:	/s/ Werner Mueller

	Name: Werner Mueller		Werner Mueller
Title: Director

Page 7 of 7 pages
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to securities of Peru Copper Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.
     In witness whereof, the undersigned hereby executes this Agreement this 14th day of February, 2007.
Tangent International Limited

By:	/s/ Werner Mueller	By:	/s/ Werner Mueller

	Name: Werner Mueller		Werner Mueller
Title: Director